October 31, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov)

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds

U.S. Government Securities Savings Fund (the “Fund”)

Proxy Statement

Dear Ms. Hatch:

This letter responds to comments you and Keith O’Connell provided to Susan McGee, Tom Harman, and me by telephone on October 30, 2013.

1.              Comment: You reiterated that the Fund cannot use the name “ultrashort” with a maximum dollar-weighted average effective maturity of three years and either needs to change its name or shorten its maximum dollar-weighted average effective maturity to no more than two years.

Response: We will shorten the Fund’s maximum dollar-weighted average effective maturity to two years.

2.              Comment: With respect to your comment as to whether the Fund’s investment adviser, U.S. Global Investors, Inc. (the “Adviser”), intends to seek to recoup any waived fees or amounts spent maintaining the Fund’s yield, you asked us to state the amount subject to recapture not just in Appendix A, but also in the body of the proxy statement.

Response: The requested change has been made by rewriting the sentence at the bottom of page 1 as follows: “In addition, the Adviser has been voluntarily reimbursing the Fund’s expenses and making yield maintenance payments in order to maintain a positive yield on the Fund. (While the Adviser will not seek to recapture any waived or reimbursed expenses related to the Fund’s voluntary expense limitation, it may seek to recapture amounts spent maintaining the Fund’s yield. Please see Appendix A for more information about the amounts subject to recapture, which totaled $2,177,449 as of June 30, 2013.)” Similar revisions will be made to the substantially similar sentence at the top of page 4.

3.              Comment:  With respect to your comment as to whether the Adviser intends to seek to recoup any waived fees or amounts spent maintaining the Fund’s yield, you also asked us to disclose the minimum yield referenced in Appendix A.

Response: The requested change has been made by adding the minimum yield of 0.01% to Appendix A.

*              *              *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love

Chief Compliance Officer/Deputy General Counsel

U.S. Global Investors Funds